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 Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 24, 2000 :

Employee Q&A to be posted August 24

What impact will the merger with Verizon have on NorthPoint employees' benefit package? Will our health insurance and other benefits change?

During the planning phase (prior to the close of the deal in mid-2001), the benefits packages of NorthPoint and Verizon will be carefully compared. Once that analysis is completed, decisions about benefits will be made and communicated immediately to employees. One of the benefits being seriously considered already is some sort of matching of the 401(k) plan. It should be noted that, unrelated to the merger, NorthPoint continually reevaluates its employee benefits to ensure the company remains competitive in order to attract and retain talented people.


Will we still have the ESPP after the merger?

Yes, we plan to continue NorthPoint's Employee Stock Purchase Plan (ESPP) after the merger. At the closing of the merger, the ESPP will be converted into an ESPP to purchase shares of the new NorthPoint.


At the future conclusion of the NorthPoint-Verizon merger, Verizon will own/control 55 percent of NorthPoint. Does this merger constitute a change in ownership?

Yes, it results in a change of ownership. Those stockholders who currently own 100 percent of NorthPoint will own 45 percent, and Verizon will own the remaining 55 percent.


How does the Verizon strike affect our ability to install lines on the East Coast, if at all? Will that affect our ability to install lines, and thus severely impact our ability to reach our Q3 and Q4 numbers?

The Verizon strike does affect our daily install numbers, but the degree of effect varies. Yes, DSL installations, as well as overall operations of all of Verizon, are at a standstill on the East Coast. However, given that our orders are with multiple ILECs, we can
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minimize the impacts of the strike by putting more focus and effort on orders from Pac Bell, for instance, or SBC. However, we can only sustain that for a limited period of time. At some point, the strike does begin to impact our install numbers overall. We are working hard to assess the impacts to Q3, but at this point we are reasonably comfortable with the targets. It should not have impacts to Q4 numbers unless the strike continues for much longer than anyone anticipates, and at this point the strike is nearly settled.



What is the policy for NorthPoint employees that do not find a fit or a comparable offer within the company during the company reorganization pre-merger AND post-merger, i.e., involuntary termination schedule, compensation, etc.?

We are not expecting many cases of redundant jobs between the two companies. At this stage, the transition team that will make policy decisions is still forming. For this reason, the policy decision about overlapping jobs will not be made for several months.


I was previously employed by Pac Bell (the local RBOC) and, according to Judge Greene's Modified Judgment, if I leave one RBOC to work for another, my time (seniority) is automatically bridged at the end of a five-year period. Will this hold true since NorthPoint, for all intents and purposes, is now a part of Verizon, which already has RBOC status?

There is nothing in Judge Green's ruling or any other Portability law or rule that would require Portability recognition of your prior Pac Bell service. The mere fact that Verizon owns 55 percent of NorthPoint does not have consequences under the Portability rules because, among other reasons, Portability applies to an employee who is hired by a Portability company that participates in a Portability pension plan. Since there is no pension plan for employees hired by NorthPoint, the Portability law does not apply in this case.


At what point in time do you need to own shares of NorthPoint to obtain the "$2.50"? Is there a cut-off date, or will this take effect at the same time the merger finalizes?

If you buy shares prior to the closing of the merger, you will receive approximately $2.50 for each share you own as of the "record date." The "record date" is a date set by our board of directors a short time before the actual closing. It is announced publicly, and we will also announce it to employees. In order to receive the $2.50 per share, a stockholder must own his/her shares on the "record date."

Didn't see your question answered here? Click here to submit your question and
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we'll answer it promptly.

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NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the
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proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.